Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

June 27, 2008

BY EDGAR AND FEDEX

Ms. Amanda McManus
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Echo Global Logistics, Inc.
  Registration Statement on Form S-1
  Filed on April 30, 2008
  Amendment No. 1 filed on June 9, 2008
  Amendment No. 2 filed on June 27, 2008
  File No. 333-150514

Dear Ms. McManus:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008 and amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008. An electronic version of Amendment No. 2 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement.

        Set forth below are the responses of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated June 24, 2008, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

Form S-1

General

Comment No. 1

        We note your response to prior comment 5. However, your disclosure continues to include marketing-type language and industry jargon which are not appropriate for prospectus disclosure. Please revise further to remove marketing language and industry jargon. In addition, remove or revise opinion statements that are currently presented as facts, such as your assertion that "[o]ur technology-driven, transportation and logistics services are superior to traditional outsourcing models."

Response:

        The Company has revised the Registration Statement originally filed with the Commission on April 30, 2008 to remove or define at first use language of the type discussed with the Staff. For example, the Company has, among other things:

  •
  removed the term "solution" on pages 1, 2, 3, 4, 9, 10, 15, 29, 30, 47, 48, 49, 50, 51, 52, 53, 54, 56, 57, 59, 60, 65 and 67;

  •
  removed the term "broad" on pages 1, 2, 47 and 50;
  •
  removed the term "leverage" or "leveraging" on pages 1, 3, 4, 47, 51, 52, 53 and 60;
  •
  removed the term "optimize" on pages 1, 4, 29, 47, 50, 52 and 55;
  •
  removed the term "diversified" on pages 1, 29 and 47;
  •
  removed the term "extensive" on pages 1, 47, 51 and 56;
  •
  removed the term "superior" on pages 2, 3, 49, 50 and 51;
  •
  removed the term "real-time" on pages 2, 50 and 54;
  •
  removed the term "high-quality" on pages 3 and 51;
  •
  removed the term "fully-integrated" on pages 3, 50 and 51;
  •
  removed the term "disrupt" or "disruptive" on pages 3 and 50;
  •
  removed the term "disintermediate" on page 3 and 50;
  •
  removed the term "robust" on pages 3 and 51; and
  •
  defined the term "inter-modal" on page 1.

        The Company has also revised the sentence "[o]ur technology-driven, transportation and logistics services are superior to traditional outsourcing models" on pages 3 and 50.

Prospectus Summary, page 1

Comment No. 2

        Please move the dealer prospectus delivery obligation currently appearing on page 5 of the summary to the outside back cover page of the prospectus.

Response:

        The Company has moved the dealer prospectus delivery obligation currently appearing on page 5 of the summary to the outside back cover page of the prospectus.

Our industry is subject to seasonal fluctuations...page 15

Comment No. 3

        We note your response to prior comment 27. Please revise your prospectus to include the information contained in this response.

Response:

        The Company has added disclosure to the "Our industry is subject to seasonal fluctuations..." risk factor on page 15, the "Our quarterly results are difficult to predict..." risk factor on page 21 and in the fifth paragraph under "Revenue" on page 31 to clarify that the Company's shipments are generally lower during and after the winter holiday season because many of its retail clients ship goods and stock inventories prior to the winter holiday season.

Dilution, page 26

Comment No. 4

        We note your response to our prior comment 29, but do not believe you have been fully responsive. As previously requested, please disclose in your "Dilution" section how you calculated or determined the total number of shares purchased by your existing shareholders and the total consideration paid by these shareholders as reflected in the table on page 27. Additionally, as part of your response, please demonstrate how the information in your response to our prior comment 29, reconciles with the information on page 92.

Response:

        The Company has disclosed in the "Dilution" section how it calculated the total number of shares of capital stock purchased by its existing shareholders and the total consideration paid by these shareholders as reflected in the table on page 26.

Reconciliation of Shares Purchased by Existing Stockholders with Shares Reflected in Sales of Our Securities Table

        From its inception through May 31, 2008, the Company issued and sold 38,621,993 shares of capital stock. The "Sales of our Securities" table on page 92 reflects the issuance and sale of 38,546,993 shares of capital stock. This amount excludes 75,000 shares of capital stock issued and sold in connection with stock option exercises by certain employees who are not officers, directors or 5% stockholders of the Company.

        The Company calculated the 29,713,672 shares of capital stock that were purchased by existing stockholders, as reflected in the table on page 26, as follows:

        First, the Company subtracted all the shares of its capital stock that it has redeemed from its inception:

Total Number of Shares in Sales of our Securities Table	38,621,993
Series C convertible preferred units redeemed from Echo Global Logistics Series C Investment Partners, LLC ("Series C Partners") for common units	3,510,000
Common units redeemed from Polygal Row, LLC for cash	2,023,052
Common units redeemed from Frog Ventures, LLC for cash	911,252
Common units redeemed from Series C Partners for cash	342,350
Common units redeemed from Orazio Buzza for cash	78,481
Common units redeemed from Vipon Sandhir for cash	26,160

Total redeemed shares of capital stock	(6,891,295)
Shares of Capital Stock Outstanding	31,730,698

        Second, the Company subtracted all the unvested common shares outstanding:

Unvested common shares held by John R. Walter	166,667
Unvested common shares held by Orazio Buzza	235,000
Unvested common shares held by Vipon Sandhir	270,000
Unvested common shares held by Mountain Logistics, Inc.	550,000

Total unvested common shares	(1,221,667)
Shares of Vested Capital Stock Outstanding	30,509,031

        Third, the Company subtracted all the shares of its capital stock that were issued for consideration other than cash:

Common shares issued to Orazio Buzza as partial consideration for his employment with the Company	371,519
Common shares issued to Vipon Sandhir as partial consideration for his employment with the Company	123,840
Common shares issued to one of the Company's stockholders as partial consideration for the service of one of the stockholder's affiliates on the Company's board of directors	100,000
Common shares issued as partial consideration in connection with the Company's acquisitions of SelecTrans LLC and Bestway Solutions, LLC	200,000

Total shares issued for consideration other than cash	(795,359)
Shares of Capital Stock Purchased by Existing Stockholders	29,713,672

Acquisition of Mountain Logistics, page 29

Comment No. 5

        We note your response to prior comment 30. Please disclose the actual performance targets that must be achieved for the additional $6.45 million in cash to become payable and the 550,000 shares of unvested common stock to vest. Similarly, please revise "Acquisition of Bestway Solution LLC" to disclose the performance targets that must be achieved for the additional $303,000 to become payable.

Response:

        The Company has revised the second and third paragraphs under "Acquisition of Mountain Logistics, Inc." on pages 29 and 30 to disclose the actual performance targets that must be achieved for the additional $6.45 million in cash to become payable and the 550,000 shares of unvested common stock to vest. The Company has also revised the second paragraph under "Acquisition of Bestway Solutions, LLC" on page 30 to disclose the performance targets that must be achieved for the additional $303,300 to become payable.

Business, page 46

Comment No. 6

        We note your response to prior comment 34. Please further revise your disclosure on page 54 to disclose the amount spent during each of the last three fiscal years on research and development. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response:

        The Company has revised the disclosure on page 55 to include the amount spent during each of the last three fiscal years on research and development.

Enterprise Clients, page 56

Comment No. 7

        Revise to quantify the amount of your business potentially subject to cost savings payments by you.

Response:

        The Company has added disclosure on page 57 to quantify the amount of the Company's business potentially subject to cost savings payments.

Enterprise Client Case Study, page 57
Transactional Client Case Study, page 56

Comment No. 8

        We note your revisions in response to prior comment 39. However, we remain concerned that your disclosure gives investors the impression that certain results are guaranteed or that the subject results are typical. Please remove the case studies.

Response:

        The Company has removed the enterprise and transactional case studies.

Financial Statements

Note 4. Acquisitions, page F-12

Comment No. 9

        We note your response to our prior comment 53. The disclosure in Note 4, which indicates that 550,000 shares of unvested common stock may vest contingent upon the achievement of certain performance measures by or prior to May 31, 2012 continues to be inconsistent with the disclosure in footnote (14) to the table on page 91 which indicates that these shares have been issued subject to the Company's right to repurchase the shares if certain performance targets are not satisfied by May 31, 2010. As previously requested in our prior comment 53, please reconcile and revise these disclosures.

Response:

        The Company has added disclosure in Note 4 on page F-12, Note 3 on page F-38 and Note 12 on page F-55 related to the issuance of 550,000 unvested common shares to be consistent with footnote (14) to the table on page 93.

Note 12. Stockholders' / Members' Deficit, page F-19

Series A Common Stock, page F-19

Comment No. 10

        We note your response to our prior comment 56, but do not believe you have been fully responsive to our prior comment. As previously requested, please disclose in the notes to the financial statements your relationship with the holders of the 3,381,295 shares of series A common stock prior to the redemption of these shares, explain how the redemption price to re-acquire these shares was determined, and why it exceeded the price received by the company for other common shares issued in 2005 and 2006. Additionally, disclose in the notes to the financial statements if the holders of the series A common stock prior to redemption (the holders) were employees, directors or outside vendor / service providers of the company. Also, disclose why no compensation expense was recognized. Your disclosure should be similar to your response to our prior comment 56.

Response:

        The Company has added disclosure in Note 12 under "Series A Common Stock" on page F-19 of the type requested by the Staff and consistent with the Company's response to the Staff's prior Comment No. 56.

Series B Preferred Shares, pageF-19
Series D Preferred Shares, page F-20

Comment No. 11

        We note your response to our prior comment 58, but do not believe your revised disclosure in response to our prior comment 58 is fully responsive to our comment. As previously requested, please provide complete and clear disclosure of your accounting treatment related to the conversion feature for the Series B and D preferred shares. Your revised disclosures should be presented in a level of detail similar to your response to our prior comment 58.

Response:

        The Company has added disclosure in Note 12 under "Series B Preferred Shares" on pages F-20 and F-21 and under "Series D Preferred Shares" on pages F-22 and F-23 of the type requested by the Staff and consistent with the Company's response to the Staff's prior Comment No. 58.

Series D Preferred Shares, page F-20

Comment No. 12

        We note your response to our prior comment 59, but do not believe you have been fully responsive. As previously requested, please disclose in the notes to your financial statements the method(s) and assumptions used in estimating the series D preferred share value of $2.78 and factors or differences in rights and privileges that contributed to the series D preferred per share value of $2.78 being greater than the common stock per share fair value of $0.77 as of June 30, 2006. Additionally, please disclose in the notes to your financial statements the nature of your relationship with NEA and the Nazarian family. Also, explain in a note to your financial statements if there are any related parties that hold an ownership interest in NEA or the entities used by the Nazarian family to invest in the series D preferred shares and the respective ownership percentages of each related party, if any.

Response:

        The Company has added disclosure in Note 12 under "Series D Preferred Shares" on pages F-21 and F-22 of the type requested by the Staff and consistent with the Company's response to the Staff's prior Comment No. 59.

Stock Based Compensation and Other Equity transactions, page 92, F-5 and F-24

Comment No. 13

        We note your response to our prior comment 60. Similar to your disclosure on page 34 and your response to our prior comment 60, please disclose on page F-25 that the fair value of your common stock for the three month ended March 31, 2008, the third quarter of 2007 and the six month ended June 30, 2007 was determined by a contemporaneous valuation prepared by management. See paragraphs 179 of the AICPA Guide "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" for guidance.

Response:

        The Company has added disclosure in Note 14 on pages F-27 and F-28 relating to the fact that the fair value of its common stock for the three months ended March 31, 2008, the three months ended September 30, 2007 and the six months ended June 30, 2007 was determined by a contemporaneous valuation prepared by the Company's management.

Comment No. 14

        Also, in your MD&A section on page 34, please disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for the three month ended March 31, 2008, the third quarter of 2007 and the six month ended June 30, 2007.

Response:

        The Company has revised MD&A on pages 34 and 35 to disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist for the three months ended March 31, 2008, the three months ended September 30, 2007 and the six months ended June 30, 2007.

Note 13. Earnings (Loss) Per Share
Pro Forma Earnings Per Share

Comment No. 15

        Please revise the introductory paragraph to Note 13 to indicate that only pro forma earnings per share for 2007 have been adjusted for the number of shares whose proceeds will be required to pay for the accrued preferred stock dividends. Note 6 to your interim financial statements should be similarly revised with regards to the pro forma earnings per share amounts for the three months ended March 31, 2008. In addition, please revise to disclose pro forma earnings per share for the three months ended March 31, 2008 on the face of the Company's consolidated statement of operations.

Response:

        The Company has revised Note 13 on page F-25 to indicate that only pro forma earnings per share for the year ended December 31, 2007 have been adjusted for the number of shares whose proceeds will be required to pay for the accrued preferred stock dividends. The Company has similarly revised Note 6 on pages F-41 and F-42 with respect to the Company's pro forma earnings per share amounts for the three months ended March 31, 2008. The Company has also revised its Condensed Consolidated Statement of Income on page F-34 to include pro forma earnings per share for the three months ended March 31, 2007 and 2008.

Note 17. Related Parties, page F-27

Comment No. 16

        We note your response to our prior comment number 65 but do not believe the revisions made to your financial statements were fully responsive to our prior comment. As requested in our prior comment, please revise Note 17 to explain how you valued and accounted for the 500,000 shares of common stock and the 200,000 options that were sold or issued to Holden Ventures during 2007.

Response:

        The Company has revised Note 17 on pages F-29 and F-30 to explain how it valued and accounted for the 500,000 shares of common stock and the 200,000 options that were issued to Holden Ventures during 2007.

Comment No. 17

        We note your response to our prior comment number 66. Please revise Note 17 to explain how you valued the 150,000 shares of common stock issued to acquire certain assets of SelecTrans in March 2007.

Response:

        The Company has revised Note 17 on page F-31 to explain how it valued the 150,000 shares of common stock issued to acquire certain assets of SelecTrans in March 2007.

*            *            *            *             *

        If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:
Daniel Morris
Jeffrey Jaramillo
Linda Cvrkel
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin
Jeffrey S. Wright